SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XEDAR CORPORATION
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

984002 20 4
(CUSIP Number)

John P. Kanouff, Member
Kanouff, LLC
2525 E Cedar Ave
Denver, CO 80209
303 623 0203
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) 240.13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 984002 20 4	PAGE 2

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kanouff, LLC 84 1593195

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

7.	SOLE VOTING POWER
NUMBER OF	600,000

SHARES
8.	SHARED VOTING POWER
BY
EACH	0

9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	600,000

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 984002 20 4	PAGE 3

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share (“Common Stock”), of Xedar Corporation (“Company”), with principal executive offices located at 2560 W. Main Street, Suite 200, Littleton, CO 80120.

Item 2.    Identity and Background

The person filing this schedule is Kanouff, LLC, a Colorado limited liability company, with principal offices located at 2525 E Cedar Ave, Denver, CO 80209. Kanouff, LLC is engaged in the business of performing business consulting services. The sole member and sole owner of Kanouff, LLC is John P. Kanouff, whose residence address is 2525 E Cedar Ave, Denver, CO 80209. John P. Kanouff is a citizen of the United States of America. The principal occupation of John P. Kanouff is performing business consulting services on behalf of Kanouff, LLC. During the past five years, neither Kanouff, LLC nor its sole member, John P. Kanouff, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and neither Kanouff, LLC nor its sole member, John P. Kanouff, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Kanouff, LLC or John P. Kanouff became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On December 29, 2006, Kanouff, LLC purchased 600,000 shares of the Company’s Common Stock for a total consideration of $6,000. The purchase price was paid from the working capital of Kanouff, LLC. John P. Kanouff, the sole member and owner of Kanouff, LLC contributed such working capital to Kanouff, LLC.

SCHEDULE 13D

CUSIP No. 984002 20 4	PAGE 4

Item. 4.    Purpose of Transaction

Kanouff, LLC acquired the Common Stock from the Company as a passive investment. Kanouff, LLC has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;
(d)

any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;

(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 984002 20 4	PAGE 5

Item 5.    Interest in Securities of the Issuer.

(a)

As of December 28, 2006, the Company had 1,000,000 shares of Common Stock outstanding. On December 29, 2006, the Company issued and sold 1,500,000 shares of its Common Stock, including the 600,000 shares of Common Stock acquired by Kanouff, LLC from the Company on December 29, 2006. As of December 29, 2006, Kanouff, LLC beneficially owned 600,000 shares of Common Stock of the Company which represented 24% of the outstanding Common stock of the Company on December 29, 2006. John P. Kanouff, the sole member and sole owner of Kanouff, LLC does not directly own any shares of Common Stock of the Company.

(b)	Kanouff, LLC has the sole power to vote and the sole power to dispose of the 600,000 shares of Common Stock of the Company owned by Kanouff, LLC.
(c)

Except for the acquisition of 600,000 shares of the Company described in Item 3. of this Schedule, neither Kanouff, LLC nor John P. Kanouff, its sole member and sole owner, engaged in any transactions in the Common Stock of the Company during the 60 days prior to December 29, 2006..

(d)

Neither Kanouff, LLC nor John P. Kanouff, its sole member and sole owner, know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 600,000 shares of Common Stock of the Company owned by Kanouff, LLC.

(e)

On December 31, 2006, the Company issued 13,362,462 shares of its Common Stock in connection with a reorganization transaction. After such issuance, the Company had 15,862,462 shares of Common Stock outstanding, of which Kanouff, LLC owned 600,000 shares. Therefore, on December 31, 2006, Kanouff, LLC owned 3.8% of the outstanding shares of Common Stock of the Company.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On December 29, 2006, Kanouff, LLC entered into a Stock Purchase Agreement with the Company which contains the terms and conditions under which the Company sold 600,000 shares of its Common Stock to Kanouff, LLC. A copy of this Stock Purchase Agreement is being filed as Exhibit 7.1 to this Schedule 13D. Pursuant to the terms of this Agreement, (i) the Company agreed to use its best efforts to register such 600,000 shares with the SEC and applicable state securities authorities and (ii) Kanouff, LLC agreed that it would not, without the prior written consent of the Company (which consent may be withheld at the sole discretion of the Company), during the period of 365 days after December 29, 2006, dispose of all or any of such 600,000 shares.

Item 7.    Material to Be Filed as Exhibits

Exhibit 7.1 Stock Purchase Agreement dated December 29, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2006

/s/ John P. Kanouff
John P. Kanouff, Member/Manager

EXHIBIT 7.1

STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (“Agreement”) is by and between Xedar Corporation, a Colorado corporation (the “Company”) and Underwood Family Partners, Ltd., a Colorado limited partnership, Battersea Capital, Inc., a California corporation, and Kanouff, LLC, a Colorado limited liability company (collectively referred to herein as the “Purchaser” unless the context indicates otherwise).

1.      Description of Transaction; Sale and Purchase of Stock

     Subject to the terms and conditions of this Agreement, on the Purchase Date (as defined below) the Company will sell and issue to Purchaser, and Purchaser agrees to purchase from the Company, 1,500,000 shares of the no par value common stock of the Company (“Company Shares”) for a total purchase price of $15,000 (“Purchase Price”). When used herein, the term “Restricted Stock” refers to the Company Shares and to all securities received in replacement of or in connection with the Company Shares pursuant to stock dividends or splits, all securities received in replacement of the Company Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Purchaser is entitled by reason of Purchaser’s ownership of the Restricted Stock.

2.      Purchase Date

     The purchase and sale of the Restricted Stock under this Agreement shall occur on December 29, 2006 (“Purchase Date”) at such location as is mutually agreed upon by the parties to this Agreement. Promptly after the Purchase Date, the Company will deliver, or will cause the Company’s transfer agent to deliver, to each Purchaser certificates representing the Restricted Stock purchased by each Purchaser issued as follows:

Purchaser	Company Shares	Purchase Price
Underwood Family Partners, Ltd.	450,000 shares	$4,500

Battersea Capital, Inc.	450,000 shares	$4,500

Kanouff, LLC	600,000 shares	$6,000

3.      Payment of the Purchase Price

     The Purchase Price for the Restricted Stock purchased by each Purchaser under this Agreement shall be payable by each Purchaser to the Company with a check from each Purchaser made payable to the Company.

4.       Registration Rights

     The Company covenants and agrees with the Purchaser as follows:

     4.1      Definitions

     For purposes of this Agreement:

               (a)      The term "Act" means the Securities Act of 1933, as amended.

               (b)      The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 4.8 hereof

               (c)      The term “1934 Act” means the Securities Exchange Act of 1934, as amended.

               (d)      The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

               (e)      The term “Registrable Securities” means (i) the Restricted Stock issued or issuable pursuant to the terms of this Agreement and (ii) any shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Restricted Stock referenced in (i) above.

               (f)      The number of shares of Registrable Securities outstanding shall be determined by the number of Registrable Shares outstanding that are, and the number of Registrable Shares issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

               (g)      The term “SEC” shall mean the U.S. Securities and Exchange Commission.

     4.2      Registration

               (a)      Within ninety (90) days of the Purchase Date, the Company shall (i) use all reasonable efforts to prepare and file a registration statement under the Act with the SEC covering the Registrable Securities, and (ii) use all reasonable efforts to cause such registration statement to become effective within one hundred and eighty (180) days of the Purchase Date.

               (b)      The Company shall not be required to file a registration statement pursuant to this Section 4.2 if the Company shall furnish to Holders a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed at such time, in which event the Company shall have the right to defer such filing for a period of not more than thirty (30) days after delivery of the certificate.

     4.3      Obligations of the Company

     Whenever required under this Section 4 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

               (a)      prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and keep such registration statement effective for a period of three hundred sixty five (365) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

               (b)      prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

               (c)      furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

               (d)      use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

               (e)      in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

               (f)      notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

               (g)      cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

     4.4      Information from Holder

     It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 4 with respect to the Registrable Securities of any selling Holder, that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder’s Registrable Securities.

     4.5      Expenses of Registration

     All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to this Section 4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holders shall be borne by the Company.

     4.6      Delay of Registration

     The Company and each Holder shall not have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 4.

     4.7      Indemnification

     In the event any Registrable Securities are included in a registration statement under this Section 4:

               (a)      To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners or officers, directors and shareholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws; and the Company will reimburse each such Holder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person; provided further, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter, or any person controlling such Holder or underwriter, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Holder or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

               (b)      To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any person intended to be indemnified pursuant to this Section 4.7(b), for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), provided that in no event shall any indemnity under this Section 4.7(b) exceed the gross proceeds from the offering received by such Holder.

               (c)      Promptly after receipt by an indemnified party under this Section 4.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 4.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 4.7.

               (d)      If the indemnification provided for in this Section 4.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

               (e)      Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

               (f)      Nothwithstanding the foregoing, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (g)      The obligations of the Company and Holders under this Section 4.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 4, and otherwise.

     4.8      Assignment of Registration Rights

     The rights of the Holders of the Registrable Securities pursuant to this Section 4 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, subject to applicable securities laws, provided that: i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights have been assigned, (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, and (iii) such assignment shall be effective only if such transfer complies with applicable terms of the Act.

5.       Representations of the Purchaser

     In connection with the purchase of the Restricted Stock, each Purchaser represents and warrants to the Company the following:

     5.1      Purchaser is familiar with the term “accredited investor” and its use in connection with private placements of securities under applicable U.S. federal and state laws. Purchaser represents and warrants that Purchaser is an accredited investor as such term is defined in Rule 501(a) promulgated under the Act.

     5.2      Purchaser (i) is aware of the Company’s business affairs and financial condition, has reviewed the most recent current, quarterly, and annual reports of the Company filed with the SEC pursuant to the requirements of the 1934 Act; and (ii) has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Restricted Stock. Purchaser has such knowledge and experience in financial and business matters as to make Purchaser capable of utilizing said information to evaluate the risks of the prospective investment and to make an informed investment decision. Purchaser has been furnished with all information which Purchaser deems necessary to evaluate the merits and risks of the purchase of the Restricted Stock, and Purchaser has had the opportunity to ask questions and receive answers concerning the Restricted Stock and the Company, and to obtain any additional information concerning the Restricted Stock and the Company necessary to verify the accuracy of the information furnished or made available to Purchaser in connection herewith. Purchaser is able to bear the economic risk of Purchaser’s investment in the Restricted Stock. Purchaser is purchasing the Restricted Stock for investment for his or her own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Act.

     5.3      Purchaser understands that the Restricted Stock has not been registered under the Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser’s investment intent as expressed herein.

     5.4      Purchaser understands that the Restricted Stock is a “restricted security” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Restricted Stock indefinitely unless the Restricted Stock is registered with the SEC and qualified by state authorities or an exemption from such registration and qualification requirements is available. Purchaser acknowledges that, except as specified in Section 4 hereof, the Company has no obligation to register or qualify the Restricted Stock for resale. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Restricted Stock, and requirements relating to the Company which are outside of the Purchaser’s control and which the Company is under no obligation to, and may not be able to, satisfy.

     5.5      Purchaser represents that Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Restricted Stock and that Purchaser is not relying on the Company for any tax advice.

     5.6      Purchaser has the full legal right, power and authority to enter into and perform this Agreement. This Agreement constitutes the Purchaser’s valid and binding obligation, enforceable against the Purchaser in accordance with its terms.

6. Lockup; Restrictive Legends; Stop-Transfer Orders

     6.1      Lockup Agreement

     The Purchaser and the Company agree that some of the Restricted Stock being purchased hereunder by each Purchaser shall be subject to the “Lockup Agreement” set forth in this Section 6.1. The Company and the Purchaser agree that 195,000 shares of Restricted Stock being purchased by Underwood Family Partners, Ltd. hereunder, 405,000 shares of Restricted Stock being purchased Battersea Capital, Inc. hereunder, and 600,000 shares of Restricted Stock being purchased by Kanouff, LLC shall be subject to the Lockup Agreement set forth in this Section 6.1., which shares will be referred to herein as each Purchaser’s “Lockup Shares.” Each Purchaser hereby agrees that it will not, without the prior written consent of the Company (which consent may be withheld at the sole discretion of the Company), during the period commencing on the Purchase Date and ending three hundred sixty five (365) days thereafter (“Lockup Period”): (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of its Lockup Shares or any securities convertible into or exercisable or exchangeable for any of its Lockup Shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of its Lockup Shares, whether or not any such transaction described in clause (i) or (ii) above is to be settled by delivery of its Lockup Shares, in cash or otherwise.

     6.2      Legends

     The certificate or certificates representing the Restricted Shares which are not subject to the Lockup Agreement shall only bear the first legend set forth below in this Section 6.2, and any legends required by applicable state securities laws; and the certificates representing the Restricted Shares which are also Lockup Shares shall also bear the second legend set forth below in this Section 6.2:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.”

“THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO A LOCKUP AGREEMENT CONTAINING RESTRICTIONS ON SALE AND TRANSFER. THE SECURITIES EVIDENCED HEREBY MAY NOT BE TRANSFERRED, EXCEPT IN ACCORDANCE WITH AND SUBJECT TO SUCH RESTRICTIONS ON SALE AND TRANSFER. NO TRANSFER MADE IN VIOLATION OF SUCH RESTRICTIONS SHALL BE VALID”

     6.3      Stop-Transfer Notices

     Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate “stop transfer” instructions to its transfer agent, if any, and that, if the Company records transfer of its own securities, it may make appropriate notations to the same effect in its own records.

     6.4      Refusal to Transfer

     The Company shall not be required (i) to transfer on its books any Restricted Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Restricted Shares, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such Restricted Shares shall have been so transferred.

7.       Miscellaneous

     7.1      Governing Law; Jurisdiction and Venue

     This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Colorado without giving effect to principles of conflicts of law. The parties irrevocably consent to the jurisdiction and venue of the state and federal courts located in the city and county of Denver, Colorado, in connection with any action relating to this Agreement.

     7.2      Entire Agreement; Enforcement of Rights

     This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

     7.3      Severability

     If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     7.4      Titles; Construction

     The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto on account of the identity of the drafter.

     7.5      Notices

     Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) one business day after deposit with a nationally recognized overnight courier service, prepaid for overnight delivery and addressed to the party to be notified at the address indicated for such party on the signature page hereto or at such other address as such party may designate pursuant to the notice provisions of this Section 7.5, or (iii) three days after deposit with the U.S. Postal Service, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated for such party on the signature page hereto or at such other address as such party may designate pursuant to the notice provisions of this Section 7.5.

     7.6      Counterparts

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

     7.7      Successors and Assigns

     The rights and benefits of this Agreement shall inure to the benefit of, shall be binding upon, and be enforceable by and against the Company and the Company’s successors and assigns. The term “successor” shall include, but not be limited to, any person, including an entity, which acquires or consolidates with the Company or a successor of the Company or acquires the business of the Company or a successor of the Company in any transaction, including a reorganization transaction, or in a series of transactions or reorganization transactions. The rights and obligations of Purchaser under this Agreement may only be assigned with the prior written consent of the Company or as provided in this Agreement.

     7.8      Expenses

     If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, intending to be legally bound, as of the date first set forth above:

XEDAR CORPORATION (“Company”) By:/s/ Earnest Mathis, Jr. Earnest Mathis, Jr., President, CEO, CFO, and Director. Address: 2560 W Main Street, Suite 200 Littleton, CO 80120

Underwood Family Partners, Ltd. Tax ID No: 84-1117551 By: /s/ L. Michael Underwood L. Michael Underwood, General Partner Address: 5 Eagle Pointe Lane Castle Rock, Colorado 80108

Battersea Capital, Inc. Tax ID No: 95-4575752 By: /s/ J. Matt Lepo J. Matt Lepo, President Address: 718 Lincoln Ave., #2 Santa Monica, CA 90402

Kanouff, LLC Tax ID No: 84-1593195 By: /s/ John P. Kanouff John P. Kanouff, Member/Manager Address: 2525 E Cedar Ave Denver, Colorado 80209